Almaden Issues Inaugural CSR Report

VANCOUVER, BC -- (Marketwired - September 16, 2015) - Almaden Minerals Ltd. ("Almaden" or "the Company"); (TSX: AMM); (NYSE MKT: AAU) is pleased to announce that it has issued its inaugural report concerning its community-related activities at the Ixtaca project in Puebla State, Mexico.

Although the discovery of Ixtaca was made in 2010, Almaden has been active in the area since staking the claims in 2001. All of our interactions with stakeholders during this time have been framed by our guiding principles, which focus on trust and respect, transparency, health and welfare, community building, positive employee relations, good governance, and responsible environmental stewardship.

The Ixtaca deposit is accessed by paved road and is roughly 20 kilometres from an industrial park with rail service where significant manufacturers such as Kimberly Clark have facilities. Any potential mining operation at Ixtaca would be located in an area previously logged or cleared with negligible to no current land usage. According to Mexican census information, the five closest communities to the project consist of approximately 1,100 people in total and each one is characterized by the Mexican government as "highly marginalized" based on various socioeconomic indicators.

Our involvement with the local communities has accelerated over the past three years as the Ixtaca project has advanced. In 2014, we opened a permanent community office in Santa Maria, and in early 2015 we built a mobile information module in order to connect with communities located further from the project.

To date, our activities have included the following:

--  We have interacted with over 3,500 people from over 27 communities;
--  We have held six large community meetings, with total attendance at these meetings approaching 2000 people;
--  We have held numerous smaller community dialogue meetings on subjects including open pit mining, human rights and mining, and water usage in mining;
--  We have taken a total of approximately 280 people, drawn from local communities, to visit 14 mines;
--  We have employed as many local people as possible, reaching up to 70 people drawn from 5 local communities. This high number of people despite the early stage of the Ixtaca project is due to the fact that we used our own drills to define the deposit, allowing us to train a local workforce as opposed to bringing in external contractors;
--  We have donated medical equipment, including vital monitoring machines and an ultrasound unit to a local medical clinic, built an addition to the maternal care clinic in a local community, and donated over 500 wheelchairs in the city of Puebla and the municipality of
    Ixtacamaxtitlan;
--  In November and December 2014 alone, 390 people participated in our reading, dancing, football, music, or theatre clubs;
--  Almost 600 people have been affected by our investments in education, including building a new classroom in a local primary school, donation of basic school supplies, establishment of wireless internet connections at each school in our nearest community, and scholarships for top-
    performing students in order to help generate pride in academic excellence.

Duane Poliquin, Chairman of Almaden, stated that, "Since I formed Almaden in 1981, the simple belief that has informed our interaction with the various people and communities, from the Northwest Territories of Canada to the southern Mexican states, has been that successful exploration should make a positive social difference. While resource discovery is our mandate, we do this in partnership with local communities who ultimately have a great impact on how these resources will be developed. We feel privileged to have been welcomed in Puebla State and are confident that development of Ixtaca would continue to bring distinct tangible benefits to the people of the area."

Morgan Poliquin, President and CEO of Almaden added that, "We have accomplished a great deal at Ixtaca since discovery in 2010, and the pace of the development has been greatly assisted by the people in the local area, many of whom in turn have benefited from training and skills development at the project. This report takes stock of what we have all achieved so far at Ixtaca, and provides the continuing basis for working together as we collectively work to advance the deposit to the point that it can serve as a prime example of responsible mineral development."

The full CSR report is available in both English and Spanish at www.almadenminerals.com. For people interested in our daily CSR activities we encourage you to visit the community page of our website regular updates.

About the Ixtaca Drilling Program and the Ixtaca Project

The 100% owned Ixtaca Zone is a blind discovery made by the Company in 2010 on claims staked by the Company. The deposit is an epithermal gold-silver deposit, mostly hosted by veins in carbonate units and crosscutting dykes ("basement rocks") with a minor component of disseminated mineralisation hosted in overlying volcanic rocks.

The Ixtaca deposit is located in a developed part of Mexico in Puebla State, the location of significant manufacturing investments including Volkswagen and Audi plants. The project is accessed by paved road and is roughly 20 kilometres from an industrial park with rail service where significant manufacturers such as Kimberly Clark have facilities. Any potential mining operation at Ixtaca would be located in an area previously logged or cleared with negligible to no current land usage.

The Company has access to the entire project area and works closely with local officials and residents. The Company has employed roughly 70 people in its exploration program who live local to the Ixtaca deposit. For example, local employees have made up virtually all the drilling staff and have been trained on the job to operate the Company's wholly owned drills. The Company has implemented a comprehensive science based and objective community relations and education program for employees and all local stakeholders to transparently explain the exploration and development program underway as well as the potential impacts and benefits of any possible future mining operation at Ixtaca. The Company regards the local residents to be major stakeholders in the Ixtaca deposit's future along with the Company's shareholders. Every effort is being made to create an open and clear dialogue with our stakeholders to ensure that any possible development scenarios that could evolve from the anticipated PFS are properly understood and communicated throughout the course of the Company's exploration and development program. To better explain the impacts of a mining operation at Ixtaca the Company has conducted numerous tours for local residents to third party operated mines in Mexico so that interested individuals can form their own opinions on the basis of first-hand experience. The Company invites all interested parties to visit www.almadenminerals.com to find out more about our community development, education and outreach programs.

About Almaden

Almaden Minerals Ltd. owns 100% of the Tuligtic project in Puebla State, Mexico. Tuligtic covers the Ixtaca Gold-Silver Deposit, which was discovered by Almaden in 2010. The Ixtaca Deposit currently hosts an N.I. 43-101 compliant Measured and Indicated resource of approximately 93 million tonnes grading 0.55 g/t Au and 32 g/t Ag, for a total of 1.65M ounces of gold and 96.7M ounces of silver. In September 2014, Almaden reported on a Preliminary Economic Assessment of the Ixtaca deposit, which estimates an economically positive project generating an after-tax IRR of greater than 20% using US$1200/oz gold and US$18/oz silver prices. The project would produce an average of 130,000 ounces of gold and 7.8M ounces of silver per year for approximately 12 years.

On Behalf of the Board of Directors

"Morgan Poliquin"

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Almaden Minerals Limited
604.689.7644
info@almadenminerals.com
www.almadenminerals.com